UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
(Name of Registrant as Specified in Its Charter)

HOLDCO OPPORTUNITIES FUND III, L.P. HOLDCO ASSET MANAGEMENT, LP VM GP VII LLC VM GP II LLC VIKARAN GHEI MICHAEL ZAITZEFF
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED March 9, 2021

HoldCo Opportunities Fund III, L.P.

___________________, 2021

Dear Fellow Boston Private Financial Holdings Shareholders:

The attached proxy statement and the enclosed GOLD proxy card are being furnished to you, the shareholders of Boston Private Financial Holdings, Inc., a Massachusetts corporation (“Boston Private” or the “Company”), in connection with the solicitation of proxies by HoldCo Opportunities Fund III, L.P. (together with its affiliates, “HoldCo” or “we”) to oppose the acquisition of Boston Private by SVB Financial Group ("SVB") (the “Merger”) at the special meeting of shareholders of Boston Private to be held on [ ], 2021 (including any adjournments or postponements thereof) (the “Special Meeting”).

Pursuant to the terms and subject to the conditions of the merger agreement entered into by Boston Private and SVB on January 4, 2021 (the “Merger Agreement”), Boston Private will merge with and into SVB, with SVB surviving the merger as the surviving entity. Following the Merger, Boston Private Bank, Boston Private’s banking subsidiary, will merge with and into SVB’s banking subsidiary, SVB Bank, with SVB Bank continuing as the surviving entity. Upon completion of the merger, each issued and outstanding share of Boston Private common stock will be entitled to receive, in each case without interest, 0.0228 shares of SVB common stock and $2.10 in cash. Cash will be paid in lieu of fractional shares. The value of the consideration to be received by shareholders will fluctuate with changes in the price of the shares of Common Stock. The approval of the Merger Agreement requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Boston Private common stock entitled to vote thereon.

We believe the Merger is ill-advised and not in the best interest of Boston Private shareholders. Accordingly, pursuant to the attached proxy statement, we are soliciting proxies from holders of shares of Boston Private common stock to vote AGAINST adopting the proposed Merger.

The Special Meeting is scheduled to be held virtually via the Internet on [ ] at [ ] Eastern Time.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached proxy statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about March [ ], 2021.

If you have already voted for management’s proposals relating to the Merger, you have every right to change your vote by signing, dating and returning a later dated proxy card.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support.

/s/ Vik Ghei and Michael Zaitzeff

Vik Ghei and Michael Zaitzeff
HoldCo Opportunities Fund III, L.P.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of the HoldCo’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED March 9, 2021

SPECIAL MEETING OF SHAREHOLDERS

OF

Boston Private Financial Holdings, Inc.

_________________________

PROXY STATEMENT
OF
HOLDCO OPPORTUNITIES FUND III, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

HoldCo Opportunities Fund III, L.P. (“HoldCo Fund”), VM GP VII LLC (“VM GP VII”), HoldCo Asset Management, LP (“HoldCo Asset Management”), VM GP II LLC (“VM GP II”), Vikaran Ghei, and Michael Zaitzeff (collectively, “HoldCo” or “we”) are shareholders of Boston Private Financial Holdings, Inc., a Massachusetts corporation (“Boston Private” or the “Company”), who beneficially own in the aggregate 4,049,816 shares of common stock, $1.00 par value per share (the “Common Stock”), of the Company.

We are writing to you in connection with the proposed acquisition of Boston Private by SVB Financial Group ("SVB") (the "Merger"). In connection with the proposed Merger, Boston Private and SVB entered into an Agreement and Plan of Merger on January 4, 2021 (the “Merger Agreement”). The Board of Directors of Boston Private (the "Board") has scheduled a special meeting of shareholders for the purpose of considering and voting on certain proposals relating to the proposed Merger (including any adjournments or postponements thereof) (the “Special Meeting”). The Special Meeting will be held virtually via the Internet on [ ] at [ ] Eastern Time.

Pursuant to this Proxy Statement, HoldCo is soliciting proxies from holders of Common Stock in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the registration statement of SVB on Form S-4, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “SVB S-4”) for the Special Meeting (such proposals, the “Boston Private Merger Proposals”):

1.       The Company’s proposal to approve the Merger Agreement, as it may be amended from time to time, by and between Boston Private and SVB (the “Merger Agreement Proposal”);

2.       The Company’s proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the Merger contemplated by the Merger Agreement (the “Compensation Proposal”); and

3.       The Company’s proposal for adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting or any adjournment or postponement thereof to approve the Merger Agreement (the “Adjournment Proposal”).

HoldCo strongly opposes the Boston Private Merger Proposals because it believes the Merger is ill-advised and not in the best interests of the Company’s shareholders. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” for a more detailed explanation of HoldCo’s rationale for opposing the Boston Private Merger Proposals.

We believe that the Merger under-values the Company in a management-friendly transaction that is in no way designed to maximize shareholder value. Maximizing value at Boston Private, we believe requires voting AGAINST the Boston Private Merger Proposals. It is important, however, for shareholders to also know that as the next step, we intend to seek shareholder support to elect a slate of highly-experienced and respected director candidates whom we have nominated for election at the 2021 annual meeting of shareholders of the Company (“2021 Annual Meeting”). We believe these steps, taken together, represent an exciting opportunity for shareholders to have a direct voice in protecting the value of their investment in the Company while ensuring that management is held accountable and that the Board re-focuses on exploring all available options for maximizing shareholder value.

The Company has set the close of business on [ ], 2021 as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 10 Post Office Square, Boston, MA 02109. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the close of business on [ ], 2021, there were [ ] shares of Common Stock outstanding.

As of the date hereof, HoldCo beneficially owns 4,049,816 shares of Common Stock. We intend to vote our shares of Common Stock AGAINST the Boston Private Merger Proposals.

This Proxy Statement and GOLD proxy card are first being furnished to the Company's shareholders on or about March [ ], 2021.

HOLDCO URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD VOTING AGAINST THE Boston Private Merger Proposals.

THIS SOLICITATION IS BEING MADE BY HOLDCO AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE BOSTON PRIVATE MERGER PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO HOLDCO, C/O SARATOGA PROXY CONSULTING LLC, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting—This Proxy Statement and our GOLD proxy card are available at

[Website]

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. HoldCo urges you to sign, date, and return the enclosed GOLD proxy card today to vote AGAINST the Boston Private Merger Proposals.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to HoldCo, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of the HoldCo’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

3

BACKGROUND TO THE SOLICITATION

•	On January 4, 2021, the Company and SVB announced the Merger.
•	On January 5, 2021, HoldCo issued a press release with an open letter to the Company’s CEO, Anthony DeChellis, and a presentation to the attention of the Board, expressing concerns about the terms of the Merger and requesting that the Company provide additional information regarding the process leading up to it.
•	Also on January 5, 2021, HoldCo issued a second press release with a second open letter to Mr. DeChellis, describing and attaching an unsolicited email that HoldCo had received from the CEO of a California-based bank, the contents of which exacerbated HoldCo’s concerns regarding the process preceding the Merger.
•	On January 22, 2021, HoldCo delivered a notice to the Company, pursuant to the requirements in the Company’s Bylaws, nominating Jeita L. Deng, Merrie S. Frankel, Vikaran Ghei, Laurie M. Shahon, and Michael Zaitzeff (collectively, the “Nominees”) for election to the Board at the 2021 Annual Meeting.
•	On January 27, 2021, HoldCo issued a press release announcing it had nominated the Nominees and the reasons for its nomination.
•	On February 13, 2021, HoldCo delivered to the Company (i) a letter requesting a list of shareholders of the Company and related information, and (ii) a letter requesting minutes from certain meetings of the Board or committees thereof, as well as certain other corporate records.
•	On February 19, 2021, counsel for the Company delivered to HoldCo a letter in which the Company agreed to provide certain information about the Company’s shareholders, but refused to produce Board or committee minutes.

•	On February 24, 2021, HoldCo filed a preliminary proxy statement with the SEC.
•	On February 24, 2021, counsel for HoldCo delivered a draft confidentiality agreement intended to cover any shareholder information provided by the Company.
•	On March 2, 2021, counsel for the Company responded with a revised version of HoldCo’s draft confidentiality agreement.
•	On March 4, 2021, counsel for HoldCo sent counsel for the Company a revised mark-up of the draft confidentiality agreement.
•	On March 7, 2021, HoldCo withdrew the nominations of Mr. Ghei and Mr. Zaitzeff pursuant to a cooperation agreement entered into between HoldCo and Berkshire Hills Bancorp, Inc. (“BHLB”) in which BHLB’s board of directors agreed to nominate Mr. Zaitzeff for election to its board of directors at its next annual meeting.
•	On March 9, 2021, HoldCo filed this revised preliminary proxy statement with the SEC.

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REASONS FOR THE SOLICITATION

We Do Not Believe That the Merger Is in the Best Interest of Stockholders

Since the Merger was announced, we have studied every aspect of it rigorously to understand any conceivable strategic or financial benefits to the Company and its shareholders. However, unfortunately, all the work we have done has only confirmed and strengthened our view that the Merger is ill-advised and not in the best interest of shareholders. We have serious concerns with both the process that preceded the Merger and the valuation of the Company, the most important of which are outlined below.

Concerns About Process and Motivations

•	We have not seen evidence of a comprehensive, competitive process that would maximize shareholder value

In our view, the SVB S-4 makes it painfully apparent that the Company did not run a comprehensive, competitive process, before or after the Board decided to pursue a sale transaction. We believe that well-run auction processes maximize shareholder value. It seems that the Company does not, because despite reported inbound interest from several potential buyers, one of whom offered a higher price than what SVB was proposing at the time, it appears that the Company did not bother to invite any of them to conduct standard due diligence or submit an indication of interest. For reasons that we cannot understand, the Company instead proceeded to negotiate exclusively with one party. To this day, shareholders have no way of knowing how many other potential buyers may be interested in acquiring the Company, for what price and on what terms.

•	We believe that the Company’s CEO had an irreconcilable conflict of interest

Boston Private’s CEO, Anthony DeChellis, who led the Merger negotiations with his counterpart at SVB, Greg Becker, will be joining SVB following the Merger in a senior executive position from which he stands to earn significantly more than he did as the CEO of the Company. We believe that Mr. DeChellis was incentivized to get a deal done with SVB instead of other potential buyers because the Merger with SVB was personally lucrative to him. In our view, a situation like this should have been reviewed by an independent committee of the Board that ought to have been established to systematically explore strategic alternatives.

Sources: SVB S-4, filed February 11, 2021; BPFH DEF 14A, filed March 16, 2020

(a)	SVB cash incentive is target incentive equal to 115% of base salary; BPFH 2019 cash incentive is actual amount received out of a possible cash incentive of $700,000
(b)	SVB equity awards include target annual equity incentive opportunity of $1.5M, $1M annually from $4M service-vesting RSUs that vest over four years and $1M annually from $3M performance-vesting RSUs that cliff vest on third anniversary of the grant date assuming here they vest ratably over three years (see page 97 of S-4); BPFH equity awards include stock and option awards (see page 38 of DEF 14A).

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Concerns About Valuation

•	We see the Merger as a management-friendly transaction that transfers value from the Company’s shareholders to its executives

With minimal cost cuts and substantial retention packages, we view the Merger as an exercise in corporate wealth redistribution. The cost savings announced represent only 20% of the Company’s operating expense base, compared with a median of 30% in comparable transactions reviewed by HoldCo.(1) Even more disturbing to us, the Merger costs (approximately $200 million) represent roughly 17% of the current aggregate merger consideration and 4.25x the anticipated annual cost savings, compared with 6% and 1.5x in the comparable transactions reviewed by HoldCo.(1) Given our view that these costs are exorbitant for a transaction this size, we believe shareholders should be provided a detailed breakdown in order to properly analyze the Merger.

 Sources: SVB filings; S&P Global Market Intelligence

(1)	Comparable transactions reviewed by HoldCo include whole-bank M&A transactions involving publicly traded U.S. buyers and sellers with deal values between $500M and $2B announced since January 1, 2010 (excluding merger-of-equals transactions).

Sources: SVB S-4, filed February 11, 2021

(a)     See page 98 of S-4.

•	We think that SVB’s shares, which currently comprise over 80% of the merger consideration, are significantly overvalued

SVB shares are currently trading at a Price/Next Twelve Months (“NTM”) EPS multiple of approximately 27x, a 65% premium to their 5-year median and a 135% premium to their 2019 median, after having increased by 113% since the onset of the pandemic (vs. a 3% decline in the SNL U.S. Bank Index).(1) This has allowed SVB to use its historically inflated share price to acquire the Company at a bargain price. Should SVB’s valuation revert to historically normal levels, it would erase much of the value of the merger consideration to Boston Private’s shareholders. We have reason to believe this reversion is a very real possibility, as SVB shares have disproportionately benefitted recently from gains on investment securities and equity warrants that even SVB admits “are uncertain and may vary materially by period.”(2)

Sources: S&P Capital IQ; S&P Global Market Intelligence; SVB 10-K, filed February 28, 2020

(1)	For the period January 1, 2020 to February 19, 2021
(2)	See page 18 of 10-K
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Sources: S&P Capital IQ; S&P Global Market Intelligence

Note: Market data for the period ended February 19, 2021

On a close look, even Morgan Stanley’s fairness opinion analysis for the Merger suggests that SVB is currently nearly 60% overvalued.

Source: SVB S-4, filed February 11, 2021

(a)	See page 64 of S-4; Current SVB price as of February 19, 2021

In addition, despite the Company’s attempts to negotiate for a higher price, our analysis suggests that SVB used the appreciating price of its own shares to offer less to the Company’s shareholders, lowering the stock exchange ratio by over 20% between September and January.

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Source: SVB S-4, filed February 11, 2021

(a)	Based on dates disclosed in SVB’s S-4; Where specific dates were not disclosed, HoldCo selected dates in the timeframe indicated: For “mid-August”, HoldCo selected 8/14/2020 (8/15/2020 was a Saturday); For “Later in August”, HoldCo selected 8/31/2020 (last day of month); For “early September” when “BPFH was in the range of $6 per share”, HoldCo selected 9/8/2020 (BPFH closed at $6 per share); For “the days following the November 18, 2020 Boston Private board meeting”, HoldCo selected 11/20/2020 (two days after the meeting); Where offer ranges were provided, HoldCo selected the midpoint of the range; HoldCo does not believe our selection of any specific date has a material impact on our analysis.

•	In our view, the merger consideration is grossly inadequate compensation for the Company’s contribution to the combined entity

On every relevant metric that we have evaluated, the Company is contributing between 5% and 10% of the combined entity. Still, the aggregate Merger consideration currently represents only 4% of the combined entity’s market capitalization. Based on a BPFH valuation range equal to 5% to 8% of the combined entity’s value, we believe that the Company’s shareholders should receive stock consideration of 0.0293 to 0.0509 SVB shares plus $2.10 in cash, valuing BPFH today at $17.91 to $29.59 per share, or 24% to 105% above the current Merger consideration.

Source: S&P Global Market Intelligence; Company filings

Note: Market data as of February 19, 2021; Projected net income based on consensus estimates; Financial data as of September 30, 2020

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•	We think that the Merger consideration significantly undervalues the Company’s attractive deposit franchise and wealth management business

Beyond our concerns regarding SVB’s recent share price appreciation and multiple expansion, we believe that the nominal purchase price grossly undervalues the Company’s deposit franchise and its $16 billion wealth management business. Our sum-of-the-parts valuation, which values the Company’s deposits, wealth management business and potential cost savings separately, yields a valuation today of $19.63 per share, far greater than the current BPFH price of $14.30, or the implied merger consideration of $14.42.

Sources: HoldCo estimates; SVB S-4, filed February 11, 2021; BPFH 10-K, filed February 28, 2020

Note: Market data as of February 19, 2021; Private Bank deposit premium based on branch transactions with more than $500M deposits announced between January 1, 2009 and December 31, 2015 to capture the last low interest rate cycle; Wealth Management pre-tax income multiple based on discussions with industry experts; Synergy assumptions based on comparable transactions reviewed by HoldCo, which include whole-bank M&A transactions involving publicly traded U.S. buyers and sellers with deal values between $500M and $2B announced since January 1, 2010 (excluding merger-of-equals transactions).

•	The S-4 does not include an evaluation of comparable bank M&A transactions

Although the SVB S-4 represents that the fairness opinion and underlying analysis reviewed the financial terms “of certain comparable acquisition transactions(1),” such analysis is not included in the S-4. We reviewed fairness opinions rendered in 39 comparable bank M&A transactions(2), and in every one of them, the financial advisor included an evaluation of comparable transactions. We view the omission of this information in the S-4 as egregious, considering that comparable transactions are the most accurate way to estimate a bank’s value in a sales process and will assist the Company’s shareholders in determining whether the price paid by SVB is appropriate.

Source: SVB S-4, filed February 11, 2021

(1)	See pages 58 and B-2 of S-4
(2)	Comparable transactions reviewed by HoldCo include whole-bank M&A transactions involving publicly traded U.S. buyers and sellers with deal values between $500M and $2B announced since January 1, 2010 (excluding merger-of-equals transactions).

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We Believe There Is a Better Path Forward

To HoldCo, it is painfully obvious that the Company has failed its shareholders by negotiating a management-friendly transaction that is in no way designed to maximize shareholder value. Therefore, we urge shareholders to vote AGAINST the Merger. As a next step, we intend to seek shareholder support to elect a slate of highly-experienced and respected director candidates for election at the 2021 Annual Meeting. Without the distraction of the Merger and with a refreshed, re-energized Board that is open to exploring all available alternatives for the Company, we are optimistic about maximizing value for Boston Private’s investors.

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PROPOSAL NO. 1

MERGER AGREEMENT PROPOSAL

In connection with the Merger, you are being asked by the Company to approve the Merger Agreement Proposal. Under the Merger Agreement, and as discussed in detail in the SVB S-4, the Company is required to obtain, as a condition to the Merger, the approval of its shareholders for the Merger Agreement Proposal. Approval of the Merger Agreement Proposal requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock entitled to vote thereon at the Special Meeting.

For the reasons discussed in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the proposed Merger as we believe that the Merger is not in the best interests of the Company and its shareholders. To that end, we are soliciting your proxy to vote AGAINST the Merger Agreement Proposal at the Special Meeting.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interest of Boston Private’s shareholders by signing, dating and returning the enclosed GOLD proxy card as soon as possible.

HOLDCO urges you to vote “AGAINST” THE Merger Agreement proposal ON THE ENCLOSED GOLD PROXY CARD and intendS to vote ITS shares “against” this proposal.

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PROPOSAL NO. 2

COMPENSATION PROPOSAL

You are being asked by Boston Private to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers as disclosed in the SVB S-4 pursuant to Rule 14a-21(c) of the Exchange Act and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the compensation that will or may be paid or become payable to Boston Private’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Boston Private’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Boston Private’s Named Executive Officers,” are hereby APPROVED.”

According to the SVB S-4, the vote is advisory in nature and, therefore, is not binding on Boston Private or on SVB, or their boards of directors or their respective compensation committees, regardless of whether the Merger Agreement Proposal is approved.

For the reasons discussed in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the proposed Merger and believe that the Merger is not in the best interests of the Company and its shareholders. To that end, we are soliciting your proxy to vote AGAINST Proposal No. 2.

HOLDCO urges you to vote “AGAINST” THE COMPENSATION proposal ON THE ENCLOSED GOLD PROXY CARD and intendS to vote ITS shares “against” this proposal.

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PROPOSAL NO. 3

Adjournment PROPOSAL

You are being asked by Boston Private to approve a proposal that will give the Board authority to adjourn the Special Meeting one or more times for the purpose of soliciting additional proxies in favor of the approval of the Merger Agreement Proposal if there are not sufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal.

According to the SVB S-4, if the Adjournment Proposal is approved, the Special Meeting could be adjourned to any date.

For the reasons discussed in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the proposed Merger and believe that the Merger is not in the best interests of the Company and its shareholders. To that end, we are soliciting your proxy to vote AGAINST Proposal No. 3.

HOLDCO urges you to vote “AGAINST” THE ADJOURNMENT proposal ON THE ENCLOSED GOLD PROXY CARD and intendS to vote ITS shares “against” this proposal.

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Consequences of Defeating the Boston Private Merger Proposals

The approval of the Merger Agreement Proposal by Boston Private shareholders is a condition to the obligations of SVB and Boston Private to complete the Merger. If the Merger Agreement Proposal is not approved by Boston Private shareholders, the Merger cannot be consummated and, instead, Boston Private will remain an independent public company. Given a certain set of circumstances that includes the Merger Agreement Proposal not being approved by Boston Private shareholders, Boston Private may be obligated to pay SVB a termination fee of $36 million (the “Termination Fee”). However, we do not believe that failure to obtain the approval of Boston Private’s shareholders alone triggers the obligation to pay a Termination Fee. Specifically, the Termination Fee is payable if the Merger Agreement is terminated:

•	by SVB prior to the time that Boston Private shareholders approve the Merger Agreement because (A) the Boston Private board (i) fails to make or otherwise withdraws, modifies or qualifies its recommendation to Boston Private shareholders to approve the Merger Agreement in a manner adverse to SVB, or resolves to do so, (ii) fails to reaffirm its recommendation within 10 business days upon SVB’s request, (iii) fails to publicly and without qualification recommend against any alternative acquisition proposal or reaffirm its recommendation within 10 business days (or such fewer number of days as remain prior to the Special Meeting) after any alternative acquisition proposal is made public or any request by SVB to do so, (iv) adopts, approves, recommends or endorses an alternative acquisition proposal or publicly announces an intention to do so, or (v) publicly proposes to do any of the foregoing, or (B) Boston Private or the Boston Private board of directors breaches in any material respect its covenants relating to non-solicitation of acquisition proposals or to efforts to obtain shareholder approval and the Boston Private board of directors recommendation, or by SVB or Boston Private as a result of the Merger not having been completed by the termination date, and at such time SVB could have terminated the Merger Agreement in the circumstances described above;
•	by either SVB or Boston Private in certain circumstances following the receipt by Boston Private of an alternative acquisition proposal and Boston Private consummates, or enters into an agreement providing for, certain alternative transactions within 12 months after the date of such termination; or
•	in the event that, after the date of the Merger Agreement a bona fide acquisition proposal for more than 50% of Boston Private has been made known to the board of directors or to senior management of Boston Private or has been made directly to its shareholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Boston Private and (i) thereafter the merger agreement is terminated by either SVB or Boston Private because the merger has not been completed prior to the termination date and Boston Private has failed to obtain the required vote of its shareholders at the duly convened Special Meeting or any adjournment or postponement thereof at which a vote on the approval of the Merger Agreement has been taken or (ii) thereafter the Merger Agreement is terminated by SVB based on a breach of the Merger Agreement by Boston Private that would constitute the failure of a condition to completion of the Merger and that has not been cured during the permitted time period or by its nature cannot be cured during such period, and (iii) within 12 months after the date of such termination, Boston Private enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above).

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VOTING AND PROXY PROCEDURES

According to the SVB S-4, only shareholders of record on the Record Date will be entitled to notice of, and to vote at, the Special Meeting. Each share of Common Stock is entitled to one vote. Shareholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares of Common Stock after the Record Date.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the Merger Agreement Proposal, AGAINST the Compensation Proposal, and AGAINST the Adjournment Proposal, and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

According to the SVB S-4, the presence, via the Special Meeting website or represented by proxy, of holders of a majority of all of the outstanding shares of Common Stock entitled to vote at the Special Meeting constitutes a quorum for the purposes of the Special Meeting. Abstentions are considered present for purposes of establishing a quorum.

According to the SVB S-4, “broker non-votes” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. As a result, no broker will be permitted to vote your shares of Common Stock at the Special Meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have the same effect as a vote “against” the Merger Agreement Proposal, but will have no effect on the Adjournment Proposal or the Compensation Proposal (except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum).

VOTES REQUIRED FOR APPROVAL

Approval of the Merger Agreement Proposal: According to the SVB S-4, the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock entitled to vote thereon is required to approve the Merger Agreement Proposal. Votes to abstain will not be counted as votes cast in favor of the approval of the Merger Agreement Proposal, but will count for the purpose of determining whether a quorum is present. Because the affirmative vote required to approve the Merger Agreement is based upon the total number of outstanding shares of Common Stock, if you fail to submit a proxy or vote at the Special Meeting via the Company’s Special Meeting website, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the Merger Agreement Proposal.

Approval of the Compensation Proposal: According to the SVB S-4, the approval of the Compensation Proposal requires that the votes cast in favor of the Compensation Proposal exceed the votes cast against the Compensation Proposal; however, such vote is advisory (non-binding) only. The Company has indicated that abstentions and broker non-votes will have no effect on the Compensation Proposal except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum.

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Approval of the Adjournment Proposal (if necessary): According to the SVB S-4, the affirmative vote of a majority of votes cast on the proposal, whether or not a quorum is present, is required to approve the Adjournment Proposal. The Company has indicated that abstentions and broker non-votes will have no effect on the Adjournment Proposal.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Special Meeting via the Company’s Special Meeting website and voting through the Company’s Special Meeting website. Your attendance alone at the Special Meeting via the Company’s Special Meeting website will not in and of itself constitute revocation of a proxy. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to HoldCo in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company Attn: Christopher A. Cooper, Ten Post Office Square, Boston, Massachusetts 02109, or any other address provided by the Company, provided such statement is received by [ ], 2021. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to HoldCo in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies against the Boston Private Merger Proposals.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by HoldCo. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

HoldCo has entered into an agreement with Saratoga Proxy Consulting LLC (“Saratoga”) for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[ ], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. HoldCo has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. HoldCo will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [ ] persons to solicit shareholders for the Special Meeting.

The entire expense of soliciting proxies is being borne by HoldCo. Costs of this solicitation of proxies are currently estimated to be approximately $[ ] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). HoldCo estimates that through the date hereof its expenses in connection with this solicitation are approximately $[ ]. HoldCo intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. HoldCo does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Q:	When and where is the Special Meeting?
A:	The Special Meeting will be held virtually via the Internet on [ ], at [ ] Eastern Time. The Special Meeting will be held solely via live webcast and there will not be a physical meeting location. Boston Private shareholders will be able to attend the Special Meeting online and vote their shares electronically during the Special Meeting by visiting the Company’s Special Meeting website [ ].
Q:	Who is entitled to vote at the Special Meeting?
A:	All holders of record of Common Stock as of the Record Date (the close of business on [ ], 2021) are entitled to receive notice of, and to vote at, the Special Meeting, or any postponement or adjournment of the Special Meeting scheduled in accordance with Massachusetts law.
Q.	What am I being asked to vote on at the Special Meeting?
A.	You are being asked to vote on the following three proposals:
•	to approve the Merger Agreement Proposal;
•	to approve the Compensation Proposal; and
•	to approve the Adjournment Proposal.

No other business will be conducted at the Special Meeting.

Please see the sections entitled “Proposal 1: Merger Agreement Proposal”, “Proposal 2: Compensation Proposal”, and “Proposal 3: Adjournment Proposal” for more about each of these proposals.

Q:	How should I vote on the Boston Private Merger Proposals?
A:	We recommend that you vote “AGAINST” the Merger Agreement Proposal, “AGAINST” the Compensation Proposal, and “AGAINST” the Adjournment Proposal on the enclosed GOLD proxy card.
Q.	What vote is required to approve the Merger Agreement Proposal?
A.	The approval of the Merger Agreement Proposal requires the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock entitled to vote thereon. Because the affirmative vote required to approve the Merger Agreement Proposal is based upon the total number of outstanding shares of Common Stock, if a Boston Private shareholder fails to submit a proxy or vote at the Special Meeting via the Company’s Special Meeting website, or vote to abstain, or do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “AGAINST” the approval of the Merger Agreement Proposal.
17

Q.	What vote is required to approve the Compensation Proposal?
A.	The approval of the Compensation Proposal requires that the votes cast in favor of the Compensation Proposal exceed the votes cast against the Compensation Proposal; however, such vote is advisory (non-binding) only. If a Boston Private shareholder’s shares of Common Stock are present at the Special Meeting, but are not voted on the proposal, or if a Boston Private shareholder votes to abstain on the proposal, this will not have an effect on the advisory (non-binding) vote to approve the Compensation Proposal. If a Boston Private shareholder fails to submit a proxy and fails to attend the Special Meeting via the Company’s Special Meeting website, or if a Boston Private shareholder does not instruct its bank, brokerage firm or other nominee to vote your shares of Common Stock in favor of the proposal, your shares of Common Stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the Compensation Proposal except to the extent that it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the Compensation Proposal is separate from the vote to approve the Merger Agreement Proposal.
Q.	What vote is required to approve the Adjournment Proposal (if necessary)?
A.	The approval of Adjournment Proposal, if necessary or appropriate, requires the affirmative vote of a majority of votes cast on the Adjournment Proposal, whether or not a quorum is present. If a Boston Private shareholder’s shares of Common Stock are present at the Special Meeting, but are not voted on the proposal, or if a Boston Private shareholder votes to abstain on the proposal, this will not have an effect on the Adjournment Proposal, if necessary or appropriate. If a Boston Private shareholder fails to submit a proxy and fails to attend the Special Meeting via the Company’s Special Meeting website or if your shares of Common Stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Common Stock, your shares of Common Stock will not be voted, but this will not have an effect on the vote to adjourn the Special Meeting, if necessary or appropriate.
Q.	How do I vote?
A.	Shareholder of Record. If you are a shareholder of record, you may have your shares of Common Stock voted on the matters to be presented at the Special Meeting in the following ways:
•	attend meeting—You may attend the Special Meeting via the Company’s Special Meeting website and vote your shares through the Company’s special meeting website; or
•	via the Internet or Telephone—Depending upon your broker or custodian, you may be able to vote either by the Internet or by toll-free telephone; or
•	by mail—Mark, sign, date, and return the enclosed GOLD proxy card in the accompanying prepaid reply envelope.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote at the Special Meeting via the Special Meeting website, you will need the 16-digit control number included on your vote instruction form.

Participant in Boston Private 401(k). If you are an employee participant in the Boston Private 401(k) Plan, Boston Private shares held in your plan account will be voted in accordance with your instructions. The plan’s custodian is the shareholder of record for your plan Boston Private shares and will not vote those Boston Private shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail.

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Q:	How important is my vote?
A:	Your vote "AGAINST" each of the Merger Agreement Proposal, Compensation Proposal, and Adjournment Proposal is very important, and you are encouraged to submit a GOLD proxy card as soon as possible.

According to the SVB S-4, the Merger cannot be completed unless the Merger Agreement Proposal is approved by Boston Private shareholders.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interest of Boston Private shareholders by signing, dating and returning the enclosed GOLD proxy card as soon as possible.

Q:	What happens if the Merger is not completed?
A:	If the Merger Agreement Proposal is not approved by Boston Private’s shareholders or the Merger is not completed for any other reason, Boston Private shareholders will not receive any consideration for their shares of Common Stock in connection with the Merger. Instead, Boston Private will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ. Under specified circumstances Boston Private may be required to pay SVB the Termination Fee with respect to the termination of the merger agreement, as described above.
Q:	Where can I find additional information concerning Boston Private and the Merger?
A:	Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in SVB S-4 in connection with the Special Meeting, including:
•	a summary term sheet of the Merger;
•	the terms of the Merger Agreement and the Merger and related transactions;
•	any reports, opinions and/or appraisals received by Boston Private in connection with the Merger;
•	past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;
•	federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;
•	the trading prices of Boston Private stock over time;
•	the compensation paid and payable to Boston Private’s directors and executive officers; and
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•	appraisal rights and dissenters' rights.

We take no responsibility for the accuracy or completeness of information contained in the SVB S-4. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Q.	What do I need to do now?
A.	Even if you plan to attend the Special Meeting via the Company’s Special Meeting website, after carefully reading and considering the information contained in this Proxy Statement, please submit your GOLD proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your shares of Common Stock in your own name as the shareholder of record, please submit your proxy for your shares of Common Stock by completing, signing, dating and returning the enclosed GOLD proxy card in the accompanying prepaid reply envelope. If you decide to attend the Special Meeting and vote your shares through the Company’s Special Meeting website, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of shares of Common Stock, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD proxy card today to vote AGAINST the Boston Private Merger Proposals.

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ADDITIONAL PARTICIPANT INFORMATION

The members of HoldCo are participants in this solicitation. The principal business of HoldCo Fund is investing in securities. VM GP VII serves as the general partner of HoldCo Fund. HoldCo Asset Management serves as the investment manager of HoldCo Fund. VM GP II serves as the general partner of HoldCo Asset Management. Messrs. Ghei and Zaitzeff each serve as Members of each of VM GP II and VM GP VII.

The address of the principal office of each of HoldCo Fund, VM GP VII, HoldCo Asset Management, VM GP II, Messrs. Ghei and Zaitzeff is 441 Lexington Avenue, 15th Floor, New York, NY 10017.

As of the date hereof, HoldCo Fund directly owned 4,049,816 shares of Common Stock. As the general partner of HoldCo Fund, VM GP VII may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As the investment manager of HoldCo Fund, HoldCo Asset Management may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As the general partner of HoldCo Asset Management, VM GP II may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As Members of each of VM GP VII and VM GP II, each of Messrs. Ghei and Zaitzeff may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund.

The shares of Common Stock purchased by HoldCo Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Special Meeting.

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There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

FUTURE SHAREHOLDER PROPOSALS

According to the SVB S-4, any shareholder proposal intended for inclusion in Boston Private’s proxy statement and proxy card pursuant to Exchange Act Rule 14a-8 relating to the 2021 Annual Meeting had to be received by Boston Private’s Corporate Secretary at its principal executive offices located at Ten Post Office Square, Boston, Massachusetts 02109 no later than November 16, 2020, provided that if the date of the 2021 Annual Meeting is moved by more than 30 days before or after the anniversary date of Boston Private’s 2020 annual meeting of shareholders, the deadline for inclusion of proposals in the proxy statement is instead a reasonable time before Boston Private begins to print and mail its proxy materials for the 2021 Annual Meeting.

A Boston Private shareholder of record who wishes to nominate a person for election to the Boston Private board at the 2021 Annual Meeting or present a proposal at the 2021 Annual Meeting, other than a proposal to be considered for inclusion in Boston Private’s proxy statement pursuant to Exchange Act Rule 14a-8 as described above, had to provide written notice of such proposal and appropriate supporting documentation, as set forth in the Boston Private’s bylaws, to Boston Private’s Secretary at Boston Private’s principal executive office between December 24, 2020 and January 23, 2021, provided, however, that in the event the 2021 Annual Meeting is advanced by more than 30 days before or delayed by more than 60 days after the first anniversary of the date of Boston Private’s 2020 annual meeting of shareholders, notice by the shareholder to be timely must be so delivered (a) not earlier than the close of business on the 120th day prior to the date of the 2021 Annual Meeting and (b) not later than the close of business on the later of (i) the 90th day prior to the date of the 2021 Annual Meeting and (ii) the 10th day following the first date on which public announcement of the date of the 2021 annual meeting is first made. Any such proposal should be mailed to: Corporate Secretary, Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2021 Annual Meeting is based on information contained in the SVB S-4. The incorporation of this information in this Proxy Statement should not be construed as an admission by HoldCo that such procedures are legal, valid or binding.

OTHER MATTERS AND ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. HoldCo will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga Proxy Consulting LLC, at the following address or phone number: 520 8th Avenue, New York, NY 10018, or call toll free at +1 (212) 257-1311. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

HoldCo is unaware of any other matters to be considered at the Special Meeting. However, should other matters, which HoldCo is not aware of a reasonable time before this solicitation, be brought before the Special Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

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HoldCo has omitted from this Proxy Statement certain disclosure required by applicable law that is already included in the SVB S-4. This disclosure includes, among other things, detailed information relating to the background, reasons for, terms and consequences of the Merger, including risk factors, financial and pro forma information, tax consequences, accounting treatment, description of business conducted by Boston Private, description and share price information of the Boston Private Stock, and interest of officers and directors of Boston Private in the Merger.

See Schedule II for information regarding persons who beneficially own more than 5% of the outstanding shares of Common Stock and the ownership of the shares of Common Stock by the management and directors of Boston Private.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

HoldCo Opportunities Fund III, L.P.

March [__], 2021

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase / Sale

HoldCo Opportunities Fund III, L.P.

Purchase of Common Stock	102,300	08/06/2020
Purchase of Common Stock	75,000	08/14/2020
Purchase of Common Stock	50,000	08/18/2020
Purchase of Common Stock	197,741	08/19/2020
Purchase of Common Stock	40,750	09/01/2020
Purchase of Common Stock	167,024	09/02/2020
Purchase of Common Stock	54,846	09/03/2020
Purchase of Common Stock	64,584	09/04/2020
Purchase of Common Stock	284,461	09/08/2020
Purchase of Common Stock	22,375	09/09/2020
Purchase of Common Stock	115,897	09/10/2020
Purchase of Common Stock	120,211	09/11/2020
Purchase of Common Stock	120,137	09/14/2020
Purchase of Common Stock	202,573	09/15/2020
Purchase of Common Stock	88,854	09/17/2020
Purchase of Common Stock	152,000	09/18/2020
Purchase of Common Stock	166,100	09/21/2020
Purchase of Common Stock	36,000	09/22/2020
Purchase of Common Stock	300,000	09/23/2020
Purchase of Common Stock	62,500	09/23/2020
Purchase of Common Stock	300,000	09/24/2020
Purchase of Common Stock	206,000	09/28/2020
Purchase of Common Stock	37,500	09/29/2020
Purchase of Common Stock	75,600	09/30/2020
Purchase of Common Stock	200,000	10/02/2020
Purchase of Common Stock	273,550	10/05/2020
Purchase of Common Stock	383,710	10/06/2020
Purchase of Common Stock	100,000	10/22/2020
Purchase of Common Stock	50,000	10/23/2020
Purchase of Common Stock	103	01/20/2021

I-1

SCHEDULE II

The following table is reprinted from the proxy statement/prospectus filed by Boston Private Financial Holdings, Inc. with the Securities and Exchange Commission on [ ].

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give HoldCo your proxy AGAINST the Boston Private Merger Proposals by taking three steps:

●	SIGNING the enclosed GOLD proxy card,
●	DATING the enclosed GOLD proxy card, and
●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga Proxy Consulting LLC at the address set forth below.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of the HoldCo’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

GOLD PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 9, 2021

Boston Private Financial Holdings, Inc.

SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF HoldCo Opportunities Fund III, L.P. AND THE OTHER PARTICPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF Boston Private Financial Holdings, Inc.
IS NOT SOLICITING THIS PROXY

P      R      O      X      Y

The undersigned appoints Vikaran Ghei, Michael Zaitzeff and John Ferguson and each of them, attorneys and agents with full power of substitution to vote all shares of common stock. par value $1.00 per share (the “Common Stock”), of Boston Private Financial Holdings, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting of the shareholders of the Company scheduled to be held on [ ], at [ ], Eastern Time (including any adjournments or postponements thereof) (the “Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Special Meeting that are unknown to HoldCo Opportunities Fund III, L.P. (“HoldCo”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1, “AGAINST” PROPOSAL 2, AND “AGAINST” PROPOSAL 3.

This Proxy will be valid until the completion of the Special Meeting. This Proxy will only be valid in connection with HoldCo’s solicitation of proxies for the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

HOLDCO STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” PROPOSAL 1, “AGAINST” PROPOSAL 2, AND “AGAINST” PROPOSAL 3.

1.	The Company’s proposal the Agreement and Plan of Merger, dated as of January 4, 2021, as it may be amended from time to time, by and between SVB Financial Group, a Delaware corporation, and Boston Private Financial Holdings, Inc., a Massachusetts corporation.
☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	The Company’s proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for Boston Private’s named executive officers in connection with the merger contemplated by the merger agreement.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	The Company’s proposal to approve an adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting or any adjournment or postponement thereof to approve the merger agreement.
☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.